* AMENDMENT *



10030058

TATES
ANGE COMMISSION
D.C. 20549

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SECURITIES AND EXCHANGE
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 37112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104
Tel: +1 206 621 1800
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Symetra Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Symetra Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other state regulatory agencies, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Symetra Investment Services Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009 covered by Form SIPC-7T. Symetra Investment Services, Inc.'s management is responsible for Symetra Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in Lawson, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 through March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the following supporting schedules and working papers noting no differences;

   a. Lawson Balance Sheet and Income Statement Detail
   b. Lawson Account Detail

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments noting no differences.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037112 FINRA DEC
SYMETRA INVESTMENT SERVICES INC 17*19
KC-6
777 108TH AVE NE STE 1200
BELLEVUE WA 98004-5135

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 12,332

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (4,197)

8/6/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,135

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,135

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,135

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Symetra Investment Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

BD Financial Principal
(Title)

Dated the 5th day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 9,993,433

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 4,999,070

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 61,411

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 5,060,481

2d. SIPC Net Operating Revenues — $ 4,932,952

2e. General Assessment @ .0025 — $ 12,332

(to page 1 but not less than $150 minimum)

Symetra Financial		Payment Number	Check Date	Check Number
SIPC01	SECURITIES INVESTOR PROTECTION CORP	0001078814	02/16/2010	0003000074

Voucher Number	Invoice Number	Invoice Date	Outstanding Amt	Net Paid Amt	Discount Taken	Write Off	Net Check Amt
0000088247	2010020910133810	02/09/2010	$8,135.00	$8,135.00	$.00	$.00	$8,135.00
		TOTALS:	$8,135.00	$8,135.00	$.00	$.00	$8,135.00

W-765NBR (5/05)

SYMETRA FINANCIAL

Symetra Financial
777 108th Avenue NE
Suite 1200
Bellevue, WA 98004-5135

BANK OF AMERICA
Controlled Disbursement Account
Bank of America, N.A.
Atlanta, GA

64-1278/611

0003000074

NOT VALID 6 MONTHS AFTER

DATE
Feb 16, 2010

AMOUNT
$8,135.00

Pay Eight Thousand One Hundred Thirty Five Dollars And 00 Cents

to the Order of:

SECURITIES INVESTOR PROTECTION CORP
805 15TH STREET NW
STE 800
WASHINGTON, DC 20005-2215

W-765NBR (5/05)

⑈0003000074⑈ ⑆061112788⑆ 329 911 4787⑈